MORELLA & ASSOCIATES

A S S O C I A T E S
ATTORNEYS AT LAW
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Warren J. Archer
Licensed to practice in PA

wjarcher@morellalaw.com
(412) 369-9696 x116

March 4, 2013

VIA OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
    Attention: Mr. Larry Spirgel

>   **Re:**   **Strategic Global Investment, Inc.**
>   **Amendment No. 3 to Offering Statement on Form 1-A**
>   **Filed February 25, 2012**
>   **File No. 024-10338**

Dear Mr. Spirgel:

This letter is being furnished on behalf of Strategic Global Investments, Inc. (the "*Company*") in response to comments received from the staff of the Division of Corporation Finance (the "*Staff*") of the U.S. Securities and Exchange Commission (the "*Commission*") by letter dated March 1, 2013 to Mr. Andrew Fellner, Chief Executive Officer and Chief Financial Officer of the Company, with respect to the Company's Amendment No. 3 to its Offering Statement on Form 1-A (File No. 024-10338) ("Amendment 3") that was filed with the Commission on February 8, 2013.

The text of the Staff's comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff's letter. For your convenience, we have also set forth the Company's response to each of the numbered comments immediately below each comment.

In addition, on behalf of the Company, we are providing to you Amendment No. 4 (*"Amendment 4"*) to the Offering Statement. The Amendment has been revised to reflect both the Company's responses to the comments from the Staff and certain updating and conforming changes. All page numbers in the responses below refer to Amendment 4, except as otherwise noted. We are delivering by messenger a courtesy package, which includes eight copies of Amendment No. 4, four of which have been marked to show changes from Amendment No. 3 to the Offering Statement. One of the unmarked copies has been manually executed.

Also enclosed is an acceleration request letter.

Mr. Larry Spirgel
March 4, 2013
Page Two

Cover Page

1. Please revise to provide a fixed price instead of an "estimated" price.

Response: The description of the offering price on the Cover Page and elsewhere in the Offering Circular has been revised to eliminate the reference to it being estimated. See "Cover Page" in Amendment 4.

Summary Financial Information, page 8

2. Please revise to disclose that the balance sheet data as of September 30, 2012 was restated.

Response: The Company has made the requested revision. Page 8, Summary of Financial Information of Amendment 4.

Combined Statement of Operations for the Years Ending December 31, 2011 and 2010, page F-3

3. As noted in our letter of January 4, 2013, it appears that $100,983 of revenue reported in the fiscal year ended December 30, 2011 may be a gain realized from the sale of a short term investment property described in Note 7. If so, it appears this should be reported as non-operating income. Please revise accordingly to reclassify the gain from revenue to "Other Income" or advise us. Also, any revised statement of operations should be presented as restated.

Response: The Company has made the requested revisions. See pages: F-3 of Amendment 4.
If you have any questions about these responses, please contact the undersigned.

Very truly yours,

Warren Archer (mcl)

Warren J. Archer

cc: Mr. Joseph Cascarano
Mr. Robert Littlepage
Mr. Gregory Dundas
Mr. Andrew Fellner

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